British Columbia Securities Commission

Ontario Securities Commission

Toronto Stock Exchange

May 11, 2012

Dear Sirs / Mesdames:

Re: Norsat International Inc. Report of Voting Results

Pursuant to section 11.3 of National Instrument 51-102, the following matters were put to vote at the annual general and special meeting of shareholders of Norsat International Inc. (the “Company”) held on May 9, 2012. The report on the voting results is as follows:

1.

Setting Number of Directors

By a vote of show of hands, the number of directors was set at five.

2.

Election of Directors

By a vote of show of hands, the following individuals were elected as directors of the Company until the next annual general meeting of shareholders:

Fabio Doninelli

Joseph Caprio

Amiee Chan

James Topham

Andrew Harries

3. Appointment of Auditors

By a vote of show of hands, Grant Thornton LLP, Chartered Accountants, were appointed as auditors of the Company until the close of the next annual general meeting of shareholders and the directors were authorized to determine their remuneration.

4. Stock Option Plan

The shareholders voted and approved a new rolling stock option plan, as proposed by the Board.

The details of the vote were as follows:

For the Motion: 18,424,590 (94.14% of votes cast)

Against the Motion: 1,147,573 (5.86% of votes cast)

Total Shares Voted: 19,572,163 (33.56% of the issued and outstanding common shares)

5. Restricted Share Unit Plan

The shareholders voted and approved a Restricted Share Unit Plan, as proposed by the Board.

The details of the vote were as follows:

For the Motion: 18,436,000 (94.20% of votes cast)

Against the Motion: 1,136,163 (5.80% of votes cast)

Total Shares Voted: 19,572,163 (33.56% of the issued and outstanding common shares)

No other business was voted upon at the meeting.

Norsat International Inc.

“Arthur Chin”

Arthur Chin

Chief Financial Officer